Exhibit 1.01

A. Schulman, Inc.

Conflict Minerals Report for the Calendar Year Ended December 31, 2017

A. Schulman, Inc. (the “Company,” “we” or “our”) has included this Conflict Minerals Report (this “Report”) as an exhibit to its Form SD for the calendar year ended December 31, 2017 (the “Reporting Period”) as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). We are subject to the Rule because we have identified certain products that we manufactured in 2017 that contained a “conflict mineral” as defined by the Rule.

The Rule requires the Company to annually disclose whether any Conflict Minerals (as defined below) that are necessary to the functionality or production of the products that the Company manufactured or contracted for manufacture during the Reporting Period originated in Democratic Republic of the Congo or any adjoining country (“Covered Countries”) or were from recycled or scrap sources. “Conflict Minerals” are defined in the Rule as gold, cassiterite, columbite-tantalite, wolframite and their derivatives, which are limited to tin, tantalum and tungsten.

This Conflict Minerals Report has not been audited, nor is an independent private sector audit required for the Conflict Minerals Report under the Rule, the Securities and Exchange Commission’s partial stay of the Rule or existing SEC guidance.

1.	Company Overview

The Company is a leading international supplier of high-performance plastic compounds, composites and resins. Principal product lines consist of proprietary and custom-formulated engineered plastic compounds, engineered composites, color concentrates and additives. Applications may include packaging, mobility, building and construction, electronics and electrical, agriculture, personal care and hygiene, sports, leisure and home and other applications.

After conducting our reasonable country of origin inquiry, as briefly described below, we determined that several of our manufactured products included a metal insert that contained tin and/or tantalum that was necessary to the functionality or production of those products (“Necessary Conflict Minerals”) and that certain of such tin and tantalum may have originated from the Democratic Republic of Congo and its adjoining countries (the “Covered Countries”).

2.	Reasonable Country of Origin Inquiry

We reviewed the Company’s CheMS (chemical management system) and made other internal inquiries to identify products that we manufactured or contracted with others to manufacture for us during the Reporting Period that we believed could contain Necessary Conflict Minerals. As a result of that review and inquiry, the Company identified certain products tolled by our Engineered Composites business during the Reporting Period that had metal inserts that we believed could contain necessary tin and/or tantalum. We believe that these are the only products of the Company that contained Necessary Conflict Minerals during the Reporting Period. These products represent a very small part of our sales.

Because we identified certain products manufactured in 2017 that may have contained Necessary Conflict Minerals, we conducted in good faith a “reasonable country of origin inquiry,” which was reasonably designed to determine whether any of the Necessary Conflict Minerals in products we manufactured or contracted with others to manufacture for us originated in a Covered Country or came from recycled or scrap sources.

We identified 42 suppliers of those metal inserts (the “in-scope suppliers”). To conduct an RCOI, we sent requests to each of those in-scope suppliers asking them to complete the Conflict Minerals Reporting Template, developed by Responsible Minerals Initiative (formerly known as the Conflict-Free Sourcing Initiative, “RMI”), revision 5.10 (such template, the “CMRT”) for products or materials that they supplied to us in 2017.

We received responses from 100% of our in-scope suppliers. After our review of the responses, if we determined that our suppliers’ CMRT responses were incomplete or included what appeared to be inaccuracies or inconsistencies, we followed up with them by email or by phone to seek additional information or clarification about their responses. Based on our suppliers’ responses, we have reason to believe that certain of the Necessary Conflict Minerals contained in the products that we manufactured or contracted with others to manufacture for us during the Reporting Period may have originated in the Covered Countries or we have determined that such Necessary Conflict Minerals did not come from recycled or scrap sources.

3.	Conflict Minerals Due Diligence

Design of Due Diligence

As required by the Rule, the Company’s due diligence measures were designed to conform, in all material respects, with the due diligence framework set forth in the Organisation for Economic Co-operation and Development (the “OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement for Tin, Tantalum and Tungsten and the Supplement for Gold (Third Edition 2016) (the “OECD Guidance”).

Due Diligence Measures Performed

The Company performed the following due diligence measures relating to products we manufactured or contracted with others to manufacture for us during the Reporting Period that contained Necessary Conflict Minerals:

OECD Step #1 — Establish and Maintain Strong Company Management System

A global cross-functional team (“Global Conflict Minerals Team”) was responsible for implementing our conflict minerals compliance program and conducting our conflict minerals due diligence. The Global Conflict Minerals Team was comprised of representatives of Product Safety, Legal, and Procurement. Our Director Global Procurement Programs had overall responsibility for our conflict minerals compliance program.

Our terms and conditions include our position on the sourcing of Conflict Minerals that are contained in the materials that we purchase. Our terms and conditions are made available to our suppliers as part of the purchasing process.

The Global Conflict Minerals Team was responsible for implementing our conflict minerals compliance program. and conducting our conflict minerals due diligence. Global Conflict Minerals Team met several times in 2018 to receive updates about the due diligence process and to review and analyze the CMRT responses from our suppliers.

We maintained our Ethics Hotline (www.ethicspoint.com), which is available to customers and employees for reporting any concerns or asking of any questions about our sourcing of and due diligence about Conflict Minerals.

OECD Step #2 — Identify and Assess Risks in the Supply Chain

We requested that all our suppliers of metal inserts provide information about the origin of the smelters that processed the tin and tantalum contained in our products by providing us with a completed CMRT.

We received completed CMRTs or other written responses from 100% of our in-scope suppliers. For those CMRTs that were incomplete or contained inconsistencies, we followed up with those suppliers to obtain more complete and accurate information.

We reviewed all smelters identified by our suppliers in their completed CMRTs against the list of conformant and active smelters listed on the Responsible Minerals Initiative (RMI) website.

OECD Step #3 — Design and Implement a Strategy to Respond to Identified Risks

To respond to the risks associated with the failure by a supplier to respond to our request to provide us with a completed CMRT, we engaged aggressively by email and by phone with non-responsive in-scope suppliers to insist that they provide us with a completed CMRT. We worked actively on that process until we received completed CMRTs or other written responses from 100% of our in-scope suppliers.

Our Global Conflict Minerals Team reported the results of its analysis of the smelters named by our suppliers to the Company Legal and Compliance personnel.

OECD Step #4 — Carry out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We are “downstream” users and therefore, do not have direct contact with the mines or smelters, and we do not perform audits of their due diligence procedures. We rely on our suppliers to conduct due diligence on their supply chain. However, we believe that audits of smelters’ due diligence practices conducted by third parties are the best way to identify smelters that have due diligence systems in place that promote responsible sourcing. Therefore, we rely upon industry-wide efforts to influence smelters to be audited, and to provide certification of conformance with a due diligence audit by a recognized and qualified third-party.

OECD Step #5 — Report Annually on Supply Chain Due Diligence

We are filing a Form SD for the first time this year following the acquisition of a business with certain products that are subject to the Rule. For any Reporting Period during which we are covered by the Rule, we will report annually on our conflict minerals due diligence by making our Form SD and Conflict Minerals Report, if relevant, publicly available on our company website at http://ir.aschulman.com/financial-information/sec-filings.

4.	Results of our Review

According to the OECD Guidance, “downstream” position in a supply chain refers to the supply chain from the smelters and refiners to the eventual retailers of products containing the conflict minerals. The Company’s position in the supply chain would be considered a “downstream,” and we have no direct association or relationship with the mines, smelters or refiners. Therefore, we rely on our suppliers to provide us information about the sourcing and origin of any Conflict Minerals that may be in the products that are supplied to us.

Facilities used to process and country of origin of our Necessary Conflict Minerals

The CMRT responses we received from our in-scope suppliers of the metal inserts were made on a company level basis and did not provide detail as to source and chain of custody for the tin or tantalum that was actually supplied to us. As a result, we do not possess sufficiently detailed information to draw definitive conclusions as to the exact smelter, country of origin, mine location or location of origin of the tin or tantalum contained in the metal inserts in certain of our products.

Efforts to determine mine or location of origin

We believe that the most reasonable effort we can make to determine the mines or locations of origin of our Necessary Conflict Minerals with the greatest possible specificity is to continue to ask our direct suppliers about the smelters and countries of origin of the Necessary Conflict Minerals in our supply chain, and encourage them to do the same with their suppliers.

5.	Steps Taken and to be Taken to Mitigate Risk and Improve Due Diligence

Since the start of the Reporting Period, the Company has taken and currently expects to take the following steps to mitigate the risk that our Necessary Conflict Minerals finance or benefit armed groups and to improve our due diligence:

We adopted and published a Conflict Minerals Policy, which is available at

https://www.aschulman.com/regulatory/conflict-minerals-policy

•	We intend to continue to clearly communicate our sourcing expectations to potentially in-scope suppliers.

•	We intend to continue to actively engage in-scope suppliers and encourage them to provide CMRT responses at the product level.

•	We intend to continue to refine our due diligence process in accordance with the OECD Guidance.

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